

June 1, 2022

Du Jun
Chief Financial Officer
SINOPEC SHANGHAI PETROCHEMICAL CO LTD
No. 48 Jinyi Road, Jinshan District, Shanghai, 200540
The People's Republic of China

> **Re: SINOPEC SHANGHAI PETROCHEMICAL CO LTD**
> **Form 20-F for the for the Fiscal Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-12158**

Dear Mr. Jun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the for the fiscal year ended December 31, 2021

Part I
Certain Terms and Conventions, page 1

1. Please amend your disclosure here to include Hong Kong and Macau in the definition of "China" or the "PRC."

Item 3.C. Risk Factors, page 2

2. Please amend to provide summary risk factors that disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may

exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Given the Chinese government's significant oversight and discretion over the conduct of your business, please amend to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please amend your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

5. We note your disclosure on page 57 that all of your directors and officers "reside outside of the United States (principally in China)." Please add risk factor disclosure highlighting the risks that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors and other members of management are located in China, please include a summary risk factor disclosing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act..., page 8

6. Please amend to disclose that you have been named on the list of Commission Identified Issuers under the Holding Foreign Companies Accountable Act available on our website at https://www.sec.gov/hfcaa.

Item 4.B. Business Overview, page 13

7. Please amend to provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

8. Please amend to prominently disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act because the PCAOB determined that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose that you are named on the list of Commission Identified Issuers under the HFCAA.

9. Please amend to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between your company, your parent company and your subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to your company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures.

10. Please amend to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve you or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Hillel Cohn, Esq.